Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

15 October 2008

<u>Re: Submission of ACL Alternative Fund Ltd, file number 082/34999</u>

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period September 1st to September 31st 2008.

- Monthly Performance Report for September.
- Daily NAV's for the ACL Alternative Fund for September.

Also included is a copy of the **2008 Interim Financial Statements** covering the period January 1 to June 30, 2008.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at <u>pcarney@abbeycapital.com</u> or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

ACL Alternative Fund Limited

Interim Un-Audited Financial Statements for the period January 1, 2008 to June 30, 2008

Abbey Capital Limited, a Commodity Pool Operator of ACL Alternative Fund Limited, operates under a claim for exemption made pursuant to sub-section 4.7 of Regulations issued pursuant to the Commodity Exchange Act, as amended.

ACL Alternative Fund Limited
Table of Contents
June 30, 2008

ACL Alternative Fund Limited
Directory
June 30, 2008

Registered Office: Chancery Hall, 52 Reid Street, Hamilton HM 12, Bermuda

Directors
Anthony Gannon
(Non-Executive Director)
William D. Thomson
(Independent Non-Executive Director)
Nicholas Hoskins
(Independent Non-Executive Director)

Investment Manager
Abbey Capital Limited
1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland

Auditor
KPMG
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

Listing Sponsor
McCann FitzGerald
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland

Legal Adviser
Conyers Dill & Pearman
Clarendon House
2 Church Street
Hamilton
Bermuda

Custodian
Daiwa Securities Trust and Banking (Europe) Plc
5 King William Street
London EC4N 7JB
England

Registrar & Transfer Agent
Daiwa Europe Fund Managers Ireland Limited
Level 3, Block 5
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

Administrator
DPM Mellon LLC
400 Atrium Drive
Somerset
New Jersey 08873
United States of America

Corporate Secretary & Bermuda Registrar
M.Q. Services Limited
Chancery Hall
52 Reid Street
Hamilton HM 12
Bermuda

Legal Structure

ACL Alternative Fund Limited (the "Company" or "Fund") was incorporated as an open-ended investment company in Bermuda on January 4, 2002. The Company has created eight share classes, of which four are currently in issue (see table below for details). The Directors have the power to issue further share classes in different currencies in the future.

Share Class in Issue	Launch Date	NAV at June 30, 2008
USD Share Class A	January 31, 2002	$220.61
USD Share Class B	July 3, 2006	$133.66
EUR Share Class A	July 1, 2004	€156.27
GBP Share Class B	January 30, 2006	£139.69

The Company has three feeder funds. Abbey Global LP and ACL Fund SICAV Limited invest in excess of 40% of their assets in the Company. The Abbey Capital Multi-Manager Fund Ltd was launched in January 2007 and this Fund invests the majority of its assets into the Company.

Investment Objective and Strategy

The Company operates as a multi-manager fund, allocating assets to Commodity Trading Advisors (CTAs). These CTAs are given a power of attorney to trade on behalf of the fund through managed accounts with the Fund's three main brokers. The Company currently invests in twenty CTAs and five CTA relationships have been terminated to date.

The Company aims to produce positive long-term returns of 10–12% per annum over the risk free rate. Diversification is achieved at both the CTA trading style and market sector level. The Company invests in a range of CTA trading styles, including long-term trendfollowing, short-term systematic, value, discretionary macro and specialist FX strategies. Market exposure is broadly diversified with positions in global currency, financial and commodity markets.

The CTAs are selected on the basis of a variety of quantitative and qualitative criteria, including:

- long-term positive returns on capital invested
- favorable risk-adjusted performance measures
- favorable inter-CTA correlations to provide diversification benefits between CTAs
- proven track record and risk management capability

Attention is also paid to the correlation between each CTA's returns and the returns on equities. Ideally CTAs that have displayed a tendency to have a negative correlation with equities when equities are declining are preferred. This has resulted in the Company's low long-term correlation

with equity markets.

Fund Performance to date

The first half of 2008 saw strong performance from the Company. The ACL Alternative Fund USD Share Class A was +21.4% year-to-date to June, returning +120.6% to investors since inception and providing an annualized internal rate of return of +12.9%.

Furthermore, since inception the ACL Alternative Fund USD Share Class A has provided significant diversification in terms of equity market risk, exhibiting a correlation of -0.1 with the S&P 500 over the same period since inception.

Trading in all markets groups was positive in 2008 to June, with strong gains from trading in the energy, grains and softs sectors as prices reached record levels in these markets. Notably, equity markets also provided positive gains as net short positions benefited from bearish sentiment in global equity markets, again highlighting the diversification benefits of managed futures.

Trendfollowing strategies performed well in the first half of 2008, with sustained bullish trends in commodity markets providing excellent trading opportunities. Short-term traders also benefited from market volatility, with value-focused traders also positive. Specialist FX traders were flat overall in the six month period and macro traders recorded small losses.

The research team continues to monitor the universe of commodity trading advisors with the view to rationally enhancing the portfolio to deliver superior risk-adjusted returns through a diversified blend of managers and market sectors, while maintaining favorable correlation characteristics with equity markets.

Abbey Capital continues to grow in assets under management and to enhance its team, increasing the number employed in Dublin to 28 people, including new senior hires in compliance and marketing. This underscores Abbey Capital's on-going commitment to improving the service it offers clients as it continues to invest in its staff and technology infrastructure to better deliver a range of innovative investment products to clients.

Abbey Capital Limited

ACL Alternative Fund Limited
Condensed Schedule of Investments
June 30, 2008

	2008 Fair Value US$	2008 % of Net Asset Value
Short term deposits		
Allied Irish Bank 03/07/08 2.5%	60,604,446	6.44%
Bank of Scotland 03/07/08 2.65%	60,004,583	6.38%
BNP Paribas 01/07/08 2.39%	59,965,718	6.38%
Bank of Ireland 03/07/08 2.44%	60,089,079	6.39%
Rabobank 03/07/08 2.4%	60,071,918	6.39%
Ulster Bank 01/07/08 3.25%	17,892,119	1.90%
Danske Bank 01/07/08 3.0%	17,422,013	1.85%
Wachovia Bank 03/07/08 2.53%	60,664,039	6.45%
Barclays Bank 03/07/08 2.603%	60,732,856	6.46%
IIB Bank 31/07/08 2.4225%	65,710,663	6.99%
Nova Scotia 01/07/08 3.25%	17,822,739	1.89%
Lloyds TSB 01/07/08 2.5%	60,627,170	6.44%
Total short term deposits (cost US$601,607,343)	601,607,343	63.96%
Purchased Option Contracts		
Various Currencies Forward Contracts	66,214	0.01%
Various Interest Rate Contracts	105,872	0.01%
Various Stock Index Futures Contracts	2,981,303	0.32%
Various Energy Futures Contracts	420	0.00%
Total Options (cost US$2,247,557)	3,153,809	0.34%
Investments in Long Futures Contracts		
Various Currencies Futures Contracts	2,927,198	0.31%
Various Energy Futures Contracts	11,336,015	1.21%
Various Grains Futures Contracts	6,502,787	0.69%
Various Index Futures Contracts	(938,594)	(0.10%)
Various Interest Rate Futures Contracts	3,001,236	0.32%
Various Meats Futures Contracts	55,898	0.01%
Various Metals Futures Contracts	1,567,935	0.17%
Various Tropical Futures Contracts	2,734,868	0.28%
	27,187,343	2.89%
Investments in Short Futures Contracts		
Various Currencies Futures Contracts	(611,039)	(0.06%)
Various Energy Futures Contracts	(91,359)	(0.01%)
Various Interest Rate Futures Contracts	1,336,710	0.14%

Various Lumber Futures Contracts	33,759	0.00%
Various Grains Futures Contracts	(14,300)	0.00%
Various Index Futures Contracts	13,374,390	1.42%
Various Meats Futures Contracts	631,398	0.07%
Various Metals Futures Contracts	(133,815)	(0.01%)
Various Tropical Futures Contracts	(1,424,776)	(0.16%)
	13,100,968	1.39%
Long Forward Currency and LME Metal Contracts		
Various Currencies Forward Contracts (Note 8)	3,895,806	0.41%
Various LME Metals Forward Contracts	1,133,601	0.12%
	5,029,407	0.53%
Short Forward Currency and LME Metal Contracts		
Various Currencies Forward Contracts (Note 8)	(2,235,171)	(0.24%)
Various LME Metals Forward Contracts	1,653,711	0.18%
	(581,460)	(0.06%)
Net unrealized gain on futures and forward contracts	44,736,258	4.75%
Other net assets and liabilities	291,128,874	30.95%
Net assets	**940,626,284**	**100.00%**

ACL Alternative Fund Limited
Statement of Assets and Liabilities
June 30, 2008

	2008 US$
Assets	
Investments in short term deposits at fair value (Note 2)	601,607,343
Investments in options at fair value (cost: US$2,247,557)	3,153,809
Net unrealized gain on futures and forward contracts	44,736,258
Cash held at bank – Daiwa	26,672,391
Due from brokers (Note 11)	304,388,078
Total assets	980,557,879
Liabilities	
Depreciation deposits / Equalization credits (Note 3)	719,213
Trading advisors' management fees payable (Note 3)	1,235,989
Management fees payable (Note 3)	139,209
Trading advisors' incentive fees payable (Note 3)	12,039,582
Incentive fee payable (Note 3)	733,514
Administration fees payable (Note 3)	200,683
Accrued expenses (Note 6)	74,157
Subscriptions received in advance	20,648,563
Redemptions payable (Note 2)	4,140,685
Total liabilities	39,931,595
Net Assets	940,626,284
Analysis of Net Assets	
Paid-in capital (Note 5)	619,150,249
Distributable earnings	321,476,035
Net Assets	**940,626,284**
Shares in issue – USD Share Class A	3,545,286
Shares in issue – Euro Hedged Share Class A	411,131
Shares in issue – GBP Hedged Share Class B	7,782
Shares in issue – USD Share Class B	412,550
Net asset value per share – USD Share Class A	$220.61
Net asset value per share – Euro Hedged Share Class A (€156.27)	$246.13
Net asset value per share – GBP Hedged Share Class B (£139.69)	$278.46
Net asset value per share – USD Share Class B	$133.66

The accompanying notes are an integral part of these financial statements.

ACL Alternative Fund Limited
Statement of Operations
June 30, 2008

	2008 US$
Investment income	
Interest income (Note 2)	11,892,362
Expenses	
Trading advisors' management fees (Note 3)	4,135,797
Trading advisors' incentive fees (Note 3)	25,140,290
Management fees (Note 3)	3,197,858
Incentive fees (Note 3)	13,365,202
Administration fees (Note 3)	582,897
Accounting & Audit fees	40,000
Directors' fees (Note 3)	7,500
Legal, Tax & misc fees (Note 3)	9,656
Total expenses	46,479,200
Net investment income	(34,586,838)
Net realized gain on	
Investments in options, futures, and forward foreign exchange contract transactions and translations	190,046,384
Net unrealized gain on	
Investments in options, futures, and forward foreign exchange contract transactions and translations	12,423,506
Net realized and unrealized gain from investments and foreign currency	202,469,890
Net increase in net assets resulting from operations	**167,883,052**

The accompanying notes are an integral part of these financial statements.

ACL Alternative Fund Limited
Statement of Changes in Net Assets
June 30, 2008

	2008 US$
Net increase in net assets resulting from operations	
Net investment income for the period	(34,586,838)
Net realized gain on	
Investments in options, futures, and forward foreign exchange contract transactions and translations	190,046,384
Net unrealized gain on	
Investments in options, futures, and forward foreign exchange contract transactions and translations	12,423,506
Increase in net assets as a result of operations	167,883,052
Capital transactions	
Proceeds on issue of shares	149,564,824
Paid on redemption of shares	(123,189,685)
Depreciation deposit applied (Note 3)	1,441,439
Net proceeds from capital transactions	27,816,578
Net increase in net assets	195,699,630
Net assets	
Beginning of year	744,926,654
End of period	**940,626,284**

The accompanying notes are an integral part of these financial statements.

ACL Alternative Fund Limited
Financial Highlights
June 30, 2008

The following table includes selected data for share classes outstanding throughout the period and other performance information derived from the financial statements. The per share amounts which are shown reflect the income and expenses of the Fund.

Share Class	USD A Share Class	EUR A Share Class	GBP B Share Class	USD B Share Class
Currency	US $	EUR	GBP	US $
Net investment income *	(8.02)	(5.72)	(5.11)	(4.69)
Net realized & unrealized gain on investments	46.95	33.46	29.88	27.43
Net increase in net asset value per share	38.93	27.74	24.77	22.74
Net asset value per share:				
Beginning of period	$181.68	€128.53	£114.92	$110.92
End of period	**$220.61**	**€156.27**	**£139.69**	**$133.66**
Total return before incentive fees	26.28%	26.76%	27.04%	25.89%
Incentive fees	(4.85%)	(5.18%)	(5.49%)	(5.39%)
Total return after incentive fees	**21.43%**	**21.58%**	**21.55%**	**20.50%**
Ratio of expenses to average net assets before incentive fees	0.94%	0.96%	1.06%	1.05%
Ratio of expenses to average net assets *	5.43%	5.72%	6.11%	6.26%
Ratio of net investment gain to average net assets *	(4.09%)	(4.09%)	(4.09%)	(4.09%)
Net assets at end of period	**$782,124,981**	**$101,192,399**	**$2,166,786**	**$55,142,118**

* Calculated based on average shares outstanding during the period.

** Incentive fees paid/payable to trading advisors and investment manager.

1. The Company and its activities

The ACL Alternative Fund Limited ("the Company") is an open-ended investment company, located in Bermuda with variable capital and limited liability. The Company was incorporated on January 4, 2002. Investors may invest in the Company directly or via one of the affiliated funds, the ACL Fund SICAV Limited or the Abbey Global LP or a feeder fund Abbey Capital Multi-Manager Fund Limited.

The investment objective of the Company is to achieve long term capital appreciation for its Shareholders, by operating as a multi-advisor fund. Each trading advisor has power of attorney to execute trades on behalf of the Company through a managed account in the Company's name held with one of the Company's principal brokers.

The Company has created eight share classes, of which four are currently in issue, a USD Share Class A, Euro Hedged Share Class A, USD Share Class B and GBP Hedged Share Class B. The USD Share Class A is listed on the Irish Stock Exchange.

The functional currency is the United States Dollar (USD).

2. Significant accounting policies

These financial statements are presented using the United States Dollar (USD) as the functional currency and are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Estimates and assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

Basis of preparation
The financial statements are prepared under the historical cost convention, as modified by the revaluation of investments to fair value.

Recognition of income
Interest income is accounted for on an accrual basis and recognized in the statement of operations.

Valuation of investments
The value of any security traded on a stock exchange is valued at the last reported trade quoted on such exchange or, if not available, at the mean between the exchange quoted bid and ask prices at the close of business. This equates to fair value as it represents the amount at which the security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

2. Significant accounting policies (continued)

Valuation of investments (continued)

Derivative instruments dealt on a market will be valued at the settlement price as of the date of valuation for such instruments on such market as this equates to fair value.

In the event of no ready market value or counterparty quote being available, or if such valuation is not representative of the asset's fair market value, DPM Mellon LLC (the "Administrator") is entitled to use other generally recognized valuation principles in order to reach a proper valuation of that specific asset, provided that any alternative method of valuation is approved by the Custodian.

Realized gains and losses on investments are determined on a first-in first-out basis, except for futures where opening trades undertaken on the same day are netted prior to the application of first-in, first-out.

Foreign currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Options purchased

When an option is purchased, an amount equal to the premium paid is recorded as an investment and is subsequently adjusted to the current market value of the option purchased. Premiums paid for the purchase of options which expire unexercised are treated by the Company on the expiration date as realized losses. If a purchased call option is exercised, the premium increases the cost basis of the security or foreign currency purchased by the Company.

Short-term deposits

Short-term deposits are stated at amortized cost, which approximates fair value.

Forward currency contracts

The unrealized gain or loss on open forward currency contracts is calculated by reference to the difference between the contracted rate and the rate to close out the contract. Unrealized gains and unrealized losses are disclosed net on the statement of assets and liabilities. Realized gains or losses include amounts on contracts which have been settled or offset by other contracts with the same counterparty.

2. Significant accounting policies (continued)

Forward currency contracts (continued)
The unrealized gains and losses as a result of marking these forward exchange contracts to market at June 30, 2008 are included in the statement of assets and liabilities. The change in market value of forward exchange contracts is included in the statement of operations.

Futures contracts
Initial margin deposits are made upon entering into futures contracts and are generally made in cash. During the period the futures contract is open, changes in the value of the contract are recognized as unrealized gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each day's trading. Unrealized gains and unrealized losses are disclosed net on the statement of assets and liabilities. When the contract is closed, the Company records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Company's basis in the contract.

Brokerage commissions
Brokerage commissions, including other trading expenses, are charged to expenses as they are incurred to open a position, and an amount accrued for the close out of the position.

Redemptions payable
In accordance with the Statement of Financial Accounting Standards No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150) issued by the Financial Accounting Standards Board, a request for redemption of shares by an investor is considered a mandatorily redeemable financial instrument and shall be classified as a liability. Accordingly, requests for redemptions amounting to US$106,000 were effective at July 1, 2008 have been reclassified to redemptions payable on the statement of assets and liabilities.

New accounting pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement in Financial Accounting Standards No. 157 "Fair Value Measurements" (FAS 157).This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

All instruments held by the Fund are valued using directly observable market prices in order to determine fair value.

2. Significant accounting policies (continued)

New accounting pronouncements (continued)
The below table shows information about the Fund's assets & liabilities measured at fair value as of June 30, 2008. All values shown are stated in USD.

	Quoted Prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Balance as at June 30, 2008
	Level 1	**Level 2**	**Level 3**	
Assets				
Investments in short term deposits	601,607,343	-	-	601,607,343
Investments in Currency Forward (Option) Contracts	-	66,214	-	66,214
Investments in various forward & futures contracts	47,823,852	-	-	47,823,852
Cash held at Bank*	26,672,391			26,672,391
Due from Broker**	304,388,079			304,388,079
	Level 1	**Level 2**	**Level 3**	
Liabilities	-	-	-	-

* The bank as referred to above being namely Daiwa Securities Trust & Banking (Europe) Plc

** The brokers as referred to above being namely Newedge Group, Bank of America and JP Morgan. Securities Limited.

3. Fees and expenses

There are no class specific expenses except where in the interests of seeking the optimal protection of a shareholder's investment, the Company may engage in foreign exchange hedging transactions for the Euro Hedged Share Class A and GBP Hedged Share Class B (where profits, gains and losses, costs, income and expenditure consequent upon such hedging transactions are allocated to that class).

Management and incentive fees

The Company will pay to the Investment Manager an annual fee based on the Net Asset Value of the Company on each Dealing Day of each month payable monthly in arrears at a rate of 0.75% ("A" Share Classes) or 1% ("B" Share Classes) per annum of the Net Asset Value of the Company. Management fees for the period ended June 30, 2008 were $3,197,858 of which $139,209 remains payable at the period end.

The Investment Manager is also entitled to an incentive fee for each calendar quarter equal to 7.5% ("A" Share Classes) or 10% ("B" Share Classes) of the Net New Investment Profit (as defined below) for the quarter. Abbey Capital Limited received incentive fees of $13,365,202 during the period, of which $733,514 were payable by the Company at the end of the period.

"Net New Investment Profit" means, the increase in the Company's Net Asset Value of the applicable class outstanding in respect of each calendar quarter, prior to the deduction of the Investment Manager's incentive fee, and subject to a high water mark. The incentive fee will be accrued and taken into account in the calculation of the Net Asset Value per Share on each Valuation Day.

Investment manager and trading advisor equalization

The incentive fee calculation in respect of the Company is computed by operating an equalization accounting system so that each Share is charged an incentive fee that is based upon that Share's performance. This structure is intended to reduce the impact on existing shareholders of incentive fees attributable to capital contributed or withdrawn during a performance period, and allows that all Shares within the same Share class have the same Net Asset Value per Share.

Where an investor subscribes for Shares at a time when the Net Asset Value per Share is less than the high water mark then an adjustment is required to reduce inequalities that may otherwise result to the respective subscriber, to the other Shareholders of the Company, or to the Investment Manager or Trading Advisor. The high water mark is the greater of (i) the highest Net Asset Value per Share on the last day of any calendar quarter and (ii) the initial issue price for the Shares, both adjusted to take into account any distributions made in the interim.

Where Shares are subscribed at a time when the Net Asset Value per Share is less than the high water mark, no incentive fee will be accrued for existing Shareholders until the high water mark has been recovered. New Shareholders will however, in effect, be required to pay an incentive fee with respect to any subsequent appreciation in the Net Asset Value per Share of those Shares until the high water mark has been achieved (the "Depreciation Deposit"). The Depreciation Deposit is the incentive fee that is payable if the Net Asset Value per Share increases up to the high water mark. The Depreciation Deposit is recorded on the statement of assets and liabilities as a liability. This liability is reduced when the related incentive fee is paid to the Investment Manager and Trading

3. Fees and expenses (continued)

Investment manager and trading advisor equalization (continued)

Advisors. During the period ended June 30, 2008, incentive fees of $1,441,439 were paid from the Depreciation Deposit account. As at June 30, 2008, $394,801 relates to incentive fee due to the Trading Advisors with $38,518 due to the Investment Manager from the Depreciation Deposit account The Depreciation Deposit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company. Where Shares ("Premium Shares") are purchased at a time when the Net Asset Value per Share is greater than the high water mark, the prospective investor is required to pay an additional sum equal to the accrual then in place per Share in respect of the incentive fee (an "equalization credit"). The equalization credit is designed to ensure that all Shareholders have the same amount of capital at risk per Share. The equalization credit may be returned to the investor in the form of shares providing the net asset value per share remains above the high watermark at the end of a subsequent performance period.

To the extent that the net asset value per share declines below the offer price, so the proportionate reduction in the equalization credit is returned to the investor. The equalization credit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when shares are returned to the investor. As at June 30, 2008 the equalization credit payable to investors amounted to $285,894.

The equalization credit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

Trading advisors – managed accounts

The Company operates as a multi-advisor fund as the Directors believe that the Company's investment performance may remain more consistent and less volatile over the long-term than if a single trading advisor were employed. Each advisor is given power of attorney to execute trades on behalf of the Company through a Managed Account in the Company's name held with one of the Company's Principal Brokers to which the Directors have allocated a portion of the Company's assets.

The Company pays to the external Trading Advisors an annual management fee based on the notional value of the Company's assets allocated by the Investment Manager to the Trading Advisor payable monthly in arrears. Fees range from manager to manager from a minimum of 0% to a maximum of 2% per annum based upon the Trading Advisor's notional assets under management. Trading Advisors' management fees for the period ended June 30, 2008 was $4,135,797, of which $1,235,989 was payable at the end of the period. The Company pays to the Trading Advisors an incentive fee each calendar quarter when Net New Trading Advisor Profit has been generated. Incentive fees range from 0% to 25% per annum of Net New Trading Advisor Profit (as defined below) for the quarter (the "Incentive Fee"). Trading Advisors' incentive fees for the period ended June 30, 2008 was $25,140,290, of which $12,039,582 was payable by the Company at the end of the period.

3. Fees and expenses (continued)

Trading advisors – managed accounts (continued)
"Net New Trading Advisor Profit" means, with respect to any calendar quarter, any net profits (or losses) realized on all transactions closed out in the Managed Account during the quarter (after deduction of brokerage commissions, exchange fees, NFA fees and give-up fees, but prior to the deduction of any fees charged by the Investment Manager, Administrator or Custodian for services to the Company, plus (A) the change in net unrealized profits (or losses) on open positions in the Managed Account as of the end of the quarter versus the amount of such unrealized profits (or losses) on open positions in the Managed Account as of the end of the preceding quarter, minus (B) the Management Fees for the calendar quarter (but not including any Incentive Fee) and minus (C) any cumulative net realized and unrealized trading losses (including expenses) incurred in the Managed Account since the last preceding calendar quarter for which an Incentive Fee was payable.

Custodian, administration, secretary and registrar fees
The aggregate fees payable by the Company to the Registrar and Transfer Agent, Administrator and Custodian in relation to administration services, registrar and transfer services and custody services provided to the Company are 19bp p.a. of the Net Asset Value (plus borrowings, if any) of the Company, calculated on each Valuation Day, up to $100 million, 17bp p.a. on the next $150 million, 13bp p.a. on the next $150 million and 12bp p.a. thereafter. These fees accrue daily and are paid monthly in arrears. In addition the Company pays $5,000 p.a. for secretarial services.

All of the fees specified in the foregoing paragraph above for administration, registrar and transfer, custody and secretarial services will be paid in aggregate by the Company to the Custodian. The Custodian will then be responsible for paying the individual fees due to the Administrator, and the Registrar and Transfer Agent. The Administrator will be responsible for paying the fees due to the Corporate Secretary and Bermuda Registrar.

Directors' fees
The Company shall pay the Directors such annual remuneration for acting as Directors of the Company as the Directors may from time to time agree, provided however that the annual remuneration of the Directors shall not, in the aggregate, exceed $20,000. Mr. Gannon will not receive any Directors' fee. Such fees shall be payable semi-annually in arrears.

4. Taxation

At the present time, no income, profit or capital gains taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Company. The Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the Company shall be exempt from all such taxes until March 28, 2016.

4. Taxation (continued)

As an exempted mutual fund company, the Company is liable to pay in Bermuda an annual government registration fee, at a current rate of $1,870 per annum, based upon the Company's authorized share capital.

5. Share capital

The share capital of the Company is as follows:

Shares	Authorized and issued: 100 Founder Shares of US$0.01 each, having been issued for the purposes of incorporation.
Shares	Authorized and unissued: 10,000,000 redeemable shares of US$0.001 par value, which are available for issue in classes, each with a designated currency of issue. Eight share classes are authorized at June 30, 2008, a USD Share Class A, a USD Share Class B, a Euro Hedged Share Class A, a Euro Hedged Share Class B, a GBP Hedged Share Class A, a GBP Hedged Share Class B, a Yen Hedged Share Class A and a Yen Hedged Share Class B. As at June 30, 2008 shares have been issued in four classes, the USD Share Class A, USD Share Class B, Euro Hedged Share Class A and GBP Hedged Share Class B.

Each share is entitled to a vote.

Redeemable shares are offered on each business day. Applications are subject to a sales charge of up to 3% (payable to the Company and/or its placement agents). Fractional shares may be issued.

Applications and redemptions received by 5pm (Irish time) are processed the following business day. Directors may refuse to redeem any shares in excess of one-tenth of the total number of shares in issue or deemed to be in issue. The right to redeem will be temporarily suspended during any period when the calculation of the net asset value is suspended.

Income, expenses, realized and unrealized gains are allocated between Classes based on their relative net assets (with the exception of Class specific income and expenses, in particular the gains or losses arising on the Euro Hedged Share Class A and GBP Hedged Share Class B currency hedging transactions).

5. Share capital (continued)

US Dollar Share Class A	**Share No.**	**Share Capital**	**Share Premium**	**Total**
Balance at December 31, 2007	3,359,870	3,360	484,304,012	484,307,372
Shares issued	513,412	513	104,037,759	104,038,272
Shares redeemed	(327,516)	(328)	(67,079,119)	(67,079,447)
Shares to redeem (1 July 2008)	(480)	-	(106,000)	(106,000)
Depreciation deposits applied			1,157,077	1,157,077
Balance at June 30, 2008	**3,545,286**	**3,545**	**522,313,729**	**522,317,274**

Euro Hedged Share Class A	**Share No.**	**Share Capital**	**Share Premium**	**Total**
Balance at December 31, 2007	604,717	604	88,254,234	88,254,839
Shares issued	57,995	58	13,317,407	13,317,465
Shares redeemed	(251,581)	(252)	(53,994,311)	(53,994,563)
Depreciation deposits applied			118,489	118,489
Balance at June 30, 2008	**411,131**	**410**	**47,695,819**	**47,696,230**

GBP Hedged Share Class B	**Share No.**	**Share Capital**	**Share Premium**	**Total**
Balance at December 31, 2007	7,343	7	1,340,687	1,340,694
Shares issued	439	-	103,277	103,277
Shares redeemed	-	-	-	-
Depreciation deposits applied			343	343
Balance at June 30, 2008	**7,782**	**7**	**1,444,307**	**1,444,314**

US Dollar Share Class B	**Share No.**	**Share Capital**	**Share Premium**	**Total**
Balance at December 31, 2007	174,348	174	17,430,592	17,430,766
Shares issued	254,152	254	32,105,556	32,105,810
Shares redeemed	(15,950)	(16)	(2,009,659)	(2,009,675)
Depreciation deposits applied			165,530	165,530
Balance at June 30, 2008	**412,550**	**412**	**47,692,019**	**47,692,431**

5. Share capital (continued)

As at June 30, 2008, 7.93% of the USD Share Class A shares were held by the ACL Fund SICAV Limited, 2.86% of the USD Share Class A shares were held by Abbey Global LP and 6.48% of the USD Share Class A Shares were held by the Abbey Capital Multi-Manager Fund Limited.

6. Sundry payables and accrued expenses

	2008 US$
Brokerage commissions	35,019
Directors' fees	7,500
Audit & legal fees	31,638
Total	**74,157**

7. Financial instruments

The main risks arising from the Company's financial instruments are as follows:

Market risk
Market risk represents the potential loss that can be caused by a change in the market value of the financial instruments. The Company's exposure to market risk is determined by a number of factors including interest rates, foreign currency exchange and market volatility.

Investments may be made in markets located in countries which are exposed to the risks of political change or periods of political uncertainty which could adversely affect the market value.

Counterparty risk
There is a risk that counterparties may not perform their obligations and that settlement of transactions may not occur.

The U.S. Commodity Exchange Act, as amended (the "CEA"), requires a clearing broker to segregate all funds received from such broker's customers in respect of futures (but not forward) transactions from such broker's proprietary funds. If any of the Fund's commodity brokers were not to do so to the full extent required by law, or in the event of a substantial default by one or more of such broker's other customers, the assets of the Fund might not be fully protected in the event of the bankruptcy of such broker. Furthermore, in the event of such a bankruptcy, the Fund would be limited to recovering only a *pro rata* share of all available funds segregated on behalf of the affected commodity broker's combined customer accounts, even though certain property specifically traceable to the Fund (for example, United States Treasury bills or cash deposited by the Fund with such broker) was held by such broker. Commodity broker bankruptcies have occurred in which customers were not able to recover from the broker's estate the full amount of their funds on deposit with such broker and owing to them.

7. Financial instruments (continued)

Counterparty risk (continued)

Commodity broker bankruptcies are not insured by any governmental agency, and investors would not have the benefit of any protection such as that afforded customers of bankrupt securities broker-dealers by the U.S. Securities Investors Protection Corporation.

In respect of its forward trading, the Fund will be subject to the risk of the inability or refusal to perform with respect to such contracts on the part of the principals or agents with or through which the Fund trades. Any failure or refusal to discharge their contractual obligations by the counterparties with which the Fund deals on the forward markets, whether due to insolvency, bankruptcy or other causes, could subject the Fund to substantial losses. The Fund will not be excused from performance under any forward contracts into which it has entered due to defaults under other forward contracts which in the Investment Manager's strategy were to have substantially "covered" the former. The Fund deals in the forward markets only with major financial institution counterparties which the Investment Manager considers to be creditworthy. However, defaults have occurred in the forward markets, and the risk of such defaults cannot be eliminated from the Fund's trading.

The Company enters into forward contracts with counterparties. Forward contracts are traded in unregulated markets between principals, and consequently the Company assumes a credit risk on these contracts.

Off balance sheet risk/derivative risk

An off balance sheet market risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the Company's Statement of Assets and Liabilities. Off balance sheet risk exists, among other situations, when the collateral received by the Company from a counterparty to an agreement with the Company proves to be insufficient to cover the Company's losses resulting from default by the counterparty of its obligation to perform under the agreement. Futures contracts and forward contracts expose the Company to a market risk equal to the value of the contracts purchased.

Futures and options risk

The Investment Manager may engage in various portfolio strategies on behalf of the Company through the use of futures and options. Due to the nature of futures, cash to meet margin monies will be held by a broker in segregated accounts with whom the Company has an open position. In the event of insolvency or bankruptcy of the futures exchange, or large losses sustained in the broker's segregated accounts, there can be no guarantee that such monies will be returned to the Company. On execution of an option the Company may pay a premium to a counterparty. In the event of the insolvency or bankruptcy of the counterparty, the option premium may be lost in addition to any unrealized gains where the contract is in the money.

The risks inherent in the use of the above instruments include adverse changes in the value of such instruments, imperfect correlation between the price of the instruments and movements in the price of the underlying security, index or futures contract and the possible absence of a liquid secondary market for any particular instrument at any time.

7. **Financial instruments (continued)**

Liquidity and valuation of investments

The Company may invest in securities or derivatives which are unlisted or for which there is no active market. For example, the Company may invest in derivatives with direct or indirect exposure to emerging markets and such investments may be subject to increased political risk or adverse currency movements than securities traded in more developed markets. In addition, the Company may acquire investments which are only traded over-the-counter. Accurately valuing and realizing such investments, or closing out positions in such investments at appropriate prices, may not always be possible.

Foreign currency risk

The Net Asset Value per Share will be computed in the Functional Currency, whereas the Company's investments may be acquired in a wide range of currencies, some of which may be affected by currency movements of a more volatile nature than those of developed countries and some of which may not be freely convertible. It may not be possible or practicable to hedge against the consequent currency risk exposure and in certain instances the Investment Manager may consider it desirable not to hedge against such risk. The Investment Manager may enter into cross currency hedging transactions.

As at June 30, 2008 $28,194,454 of cash was held in foreign currency.

8. **Forward foreign exchange contracts**

At June 30, 2008 the Company held the following list of outstanding open forward currency contracts. Newedge Group Inc and Bank of America act as counterparty in these contracts.

Long Forward Currency Contracts	Settle date	Units	Fair value US $
Australian Dollar vs Canadian Dollar	9/17/08	2,100,000	31,115
Australian Dollar vs Swiss Franc	9/17/08	600,000	902
Australian Dollar vs GBP	9/17/08	6,665,867	56,389
Australian Dollar vs Japanese Yen	7/31/08	4,900,000	35,136
Australian Dollar vs New Zealand Dollar	9/17/08	300,000	2,774
Australian Dollar vs USD	7/1/08	-	(468)
Australian Dollar vs USD	7/2/08	716,422	(4,373)
Australian Dollar vs USD	7/3/08	-	(733,290)
Australian Dollar vs USD	7/14/08	16,100,000	(200,851)
Australian Dollar vs USD	7/17/08	21,400,000	(57,233)
Australian Dollar vs USD	7/23/08	15,600,000	278,231
Australian Dollar vs USD	7/25/08	6,509,000	(6,485)
Australian Dollar vs USD	7/31/08	32,939,636	(10,412)
Australian Dollar vs USD	9/17/08	40,924,860	366,154
Brazilian Real vs Japanese Yen	9/17/08	200,000	2,151
Brazilian Real vs USD	7/2/08	-	269,758
Brazilian Real vs USD	8/4/08	8,326,228	34,790
Brazilian Real vs USD	9/17/08	2,469,800	31,512
Canadian Dollar vs GBP	9/17/08	4,961,641	(83,634)

8. Forward foreign exchange contracts (continued)

Canadian Dollar vs USD	7/2/08	535,510	(5,471)
Canadian Dollar vs USD	7/14/08	8,256,521	11,862
Canadian Dollar vs USD	7/23/08	4,181,369	7,577
Canadian Dollar vs USD	7/31/08	10,058,888	(68,517)
Canadian Dollar vs USD	9/17/08	19,345,667	(250,032)
Swiss Franc vs GBP	9/17/08	604,710	(1,268)
Swiss Franc vs Japanese Yen	9/17/08	4,900,000	15,478
Swiss Franc vs USD	7/1/08	-	(861)
Swiss Franc vs USD	7/2/08	-	(84)
Swiss Franc vs USD	7/11/08	11,454,072	31,608
Swiss Franc vs USD	7/17/08	25,380,915	(70,349)
Swiss Franc vs USD	7/23/08	7,286,246	145,701
Swiss Franc vs USD	7/25/08	6,679,000	64,465
Swiss Franc vs USD	7/31/08	11,025,796	119,061
Swiss Franc vs USD	9/17/08	21,117,432	108,636
Chinese Yuan vs USD	9/17/08	12,601,800	3,260
Columbian Peso vs USD	9/17/08	5,338,808,000	(642,271)
Czech Republic Koruna vs Euro	7/23/08	139,044,443	35,156
Czech Republic Koruna vs Euro	9/17/08	14,670,277	23,278
Czech Republic Koruna vs USD	9/17/08	6,050,687	7,017
Euro vs British Pound	9/17/08	17,450,000	114,376
Euro vs Japanese Yen	7/3/08	-	(226,443)
Euro vs Japanese Yen	7/25/08	3,907,000	(67,063)
Euro vs Japanese Yen	9/17/08	62,067,356	262,163
Euro vs Korean Won	9/17/08	408,002	20,288
Euro vs Mexican Peso	9/17/08	-	(4,507)
Euro vs New Zealand Dollar	9/17/08	100,000	517
Euro vs USD	7/1/08	-	(185,905)
Euro vs USD	7/2/08	9,318,129	(8,346)
Euro vs USD	7/3/08	-	105,240
Euro vs USD	7/17/08	15,870,000	(30,568)
Euro vs USD	7/23/08	24,400,000	658,218
Euro vs USD	7/25/08	4,895,000	70,237
Euro vs USD	9/17/08	36,542,711	545,236
Euro vs South African Rand	9/17/08	200,000	(759)
British Pound vs Japanese Yen	7/3/08	-	(406,548)
British Pound vs Japanese Yen	9/17/08	175,000	(13,903)
British Pound vs USD	7/2/08	-	(19)
British Pound vs USD	7/3/08	-	339,517
British Pound vs USD	7/14/08	23,100,000	870,001
British Pound vs USD	7/17/08	31,000,000	(38,142)
British Pound vs USD	7/25/08	8,018,000	129,103

8. Forward foreign exchange contracts (continued)

British Pound vs USD	7/31/08	11,394,434	175,608
British Pound vs USD	9/17/08	4,770,685	262,100
Hungarian Forint vs USD	9/17/08	860,185,800	419,697
Indonesian Rupiahs vs USD	9/17/08	48,085,300,000	67,862
Japanese Yen vs USD	7/1/08	7,670,024	70,262
Japanese Yen vs USD	7/3/08	44,100,558	415,927
Japanese Yen vs USD	7/11/08	1,680,020,160	171,501
Japanese Yen vs USD	7/17/08	5,550,505,450	27,580
Japanese Yen vs USD	7/25/08	-	(48,641)
Japanese Yen vs USD	9/17/08	6,086,042,872	(72,039)
Mexican Peso vs USD	7/2/08	6,858,920	(1,724)
Mexican Peso vs USD	7/23/08	130,239,325	(5,614)
Mexican Peso vs USD	9/17/08	84,687,032	97,182
Norwegian Krone vs USD	7/2/08	-	(144)
Norwegian Krone vs USD	7/14/08	413,513,853	365,208
New Zealand Dollar vs USD	7/2/80	-	138
New Zealand Dollar vs USD	7/23/08	1,800,000	17,875
New Zealand Dollar vs USD	9/17/08	1,693,423	(8,746)
Polish Zloty vs USD	9/17/08	7,164,118	86,893
Russian Ruble vs USD	9/17/08	40,138,480	12,943
Saudi Arabian Riyal vs USD	6/15/09	51,586,944	9,583
Swedish Krona vs USD	7/2/08	-	175
Singapore Dollar vs USD	7/25/08	4,310,000	18,431
Turkish Lira vs USD	9/17/08	7,290,347	180,958
USD vs South African Rand	7/23/08	750,000	(32,380)
USD vs South African Rand	9/17/08	810,686	(13,934)
Total Value of Long Currency Contracts			**3,895,806**

Short Forward Currency Contracts	**Settle date**	**Units**	**Fair value US $**
Australian Dollar vs Euro	7/31/08	(8,720,926)	6,766
Australian Dollar vs Euro	9/17/08	(19,025,516)	(94,824)
Australian Dollar vs Japanese Yen	7/31/08	(8,900,000)	63,229
Canadian Dollar vs Swiss Franc	9/17/08	(600,000)	9,400
Canadian Dollar vs Euro	9/17/08	(4,728,504)	64,751
Canadian Dollar vs Japanese Yen	7/31/08	(8,500,000)	123,396
Canadian Dollar vs Japanese Yen	9/17/08	(4,660,323)	12,849
Canadian Dollar vs New Zealand Dollar	9/17/08	(529,714)	6,642
Canadian Dollar vs USD	7/3/08	(302,424)	(297,175)
Canadian Dollar vs USD	7/17/08	(79,547,565)	(45,475)
Canadian Dollar vs USD	7/25/08	(5,509,000)	(74,315)

8. Forward foreign exchange contracts (continued)

Swiss Franc vs Euro	9/17/08	(19,900,697)	(99,533)
Swiss Franc vs USD	7/3/08	(71,792)	(70,390)
Swiss Franc vs USD	7/14/08	(28,228,652)	(281,329)
Chilean Peso vs USD	9/17/08	(1,184,104,000)	237,725
Euro vs Hungarian Forint	7/23/08	(5,700,000)	345,221
Euro vs Hungarian Forint	9/17/08	(1,000,000)	89,753
Euro vs Japanese Yen	7/17/08	(29,495,000)	10,085
Euro vs Japanese Yen	7/31/08	(5,950,000)	(7,481)
Euro vs Norwegian Krone	7/23/08	(4,650,000)	29,946
Euro vs Norwegian Krone	9/17/08	(549)	(861)
Euro vs Polish Zloty	7/23/08	(5,900,000)	72,878
Euro vs Polish Zloty	9/17/08	(700,000)	7,519
Euro vs Swedish Krona	7/23/08	(600,000)	(17,377)
Euro vs Swedish Krona	9/17/08	(17,500,000)	(341,005)
Euro vs Turkish Lira	9/17/08	(400,000)	4,878
Euro vs USD	7/14/08	(4,800,000)	80,424
Euro vs USD	7/31/08	(2,681,032)	(20,285)
GBP vs Japanese Yen	7/17/08	(1,605,000)	(895)
GBP vs Japanese Yen	7/31/08	(2,600,000)	(17,563)
GBP vs New Zealand Dollar	9/17/08	(500,000)	(7,279)
GBP vs USD	7/23/08	(5,900,000)	(287,510)
Israeli Skekel vs USD	9/17/08	(7,864,560)	(40,341)
Indian Rupee vs USD	9/17/08	(37,719,900)	7,637
Japanese Yen vs New Zealand Dollar	9/17/08	(105,557,000)	(1,878)
Japanese Yen vs Turkish Lira	9/17/08	(32,813,480)	5,954
Japanese Yen vs USD	7/2/08	(13,366,200)	(24,712)
Japanese Yen vs USD	7/14/08	(1,435,294,891)	(44,625)
Japanese Yen vs USD	7/23/08	(969,560,070)	(153,990)
Japanese Yen vs USD	7/31/08	(4,661,694,193)	(771,389)
Japanese Yen vs Saudi Arabian Riyal	9/17/08	(234,207,332)	25,424
Korean Won vs USD	9/17/08	(3,524,161,000)	61,229
Norwegian Krone vs USD	9/17/08	(1,202,820)	13,812
New Zealand Dollar vs USD	7/14/08	(61,700,000)	(454,453)
Pilipino Peso vs USD	9/17/08	(26,250,000)	(1,124)
Saudi Arabian Riyal vs USD	1/12/09	(255,963)	(68,450)
Saudi Arabian Riyal vs USD	2/4/09	(484,900)	(129,739)
Swedish Krona vs USD	7/14/08	(126,776,684)	(96,134)
Swedish Krona vs USD	9/17/08	(12,729,750)	4,490
Singapore Dollar vs USD	7/23/08	(3,011,532)	(16,609)
Singapore Dollar vs USD	9/17/08	(4,558,886)	(46,579)
Thailand Dollar vs USD	9/17/08	(126,788,870)	(5,859)
Total Value of Short Currency Contracts			**(2,235,171)**

9. Related party disclosures

The Directors, as noted on page 3, are treated as related parties. Fees of $7,500 were paid to the Directors during the period. All other related party transactions have been fully disclosed in the financial statements, including investments in affiliated funds.

10. Brokerage commissions

Brokerage commissions of $3,329,187 were charged for the period ended June 30, 2008. This amount was consolidated within the realized and unrealized gain or loss on investments in options, futures and forward foreign exchange contract transactions and translations.

11 Due from brokers

Amounts receivable from brokers – being Newedge Group, Bank of America and JP Morgan Securities Limited – includes settlement of trades and deposits held as collateral. As at June 30, 2008, deposits required to be held as margin amounted to $116,445,967.

12. Commitments and contingencies

In accordance with the Financial Accounting Standards Board's Interpretation No. 45 ("FIN 45"), the Fund is required to disclose information about commitments and contingencies. In the normal course of business the Company enters into contracts that contain a variety of warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

13. Historic net asset values

Net asset value ("NAV")	USD Share Class A	EUR Hedged Share Class A	GBP Hedged Share Class B	USD Share Class B
December 31, 2005	$285,458,340	$21,069,924	-	-
December 31, 2006	$449,600,964	$66,433,440	$1,542,954	$4,372,169
December 31, 2007	$610,419,135	$113,492,935	$1,675,112	$19,339,472

NAV per share	USD Share Class A	EUR Hedged Share Class A	GBP Hedged Share Class B	USD Share Class B
December 31, 2005	$148.07	€109.68	-	-
December 31, 2006	$168.90	€121.71	£107.41	$103.62
December 31, 2007	$181.68	€128.53	£114.92	$110.92

14. Subsequent events

There were no material subsequent events which necessitate revision of the figures included in the financial statements.

15. Approval of financial statements

The financial statements were approved by the Board of Directors on 1st October 2008.

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone 353 1 828 0400
Fax 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update September 2008 **+5.7%, +16.4% Year-to-date**

Summary
The ACL Alternative Fund USD Share Class A gained +5.7% in September and is +16.4% year-to-date. Gains came primarily from short positions in equity indices, metals and agricultural commodities.

Heightened instability at major financial institutions brought increased volatility to markets prompting government and central bank intervention, including the banning of short-selling financial stocks in a number of countries. Despite these interventions, a number of major banks in the US and Europe declared bankruptcy; were bought by rivals or were nationalised by governments. At month-end the US government's $700 billion rescue package was rejected by Congress sparking further market turmoil that saw record levels of volatility and the biggest one day decline in US equity markets since 1987. In this environment the USD was generally stronger while commodity prices fell due to the uncertain outlook for the global economy.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	-1.6%	-2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	-7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	1.3%	1.7%	-0.4%	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	7.3%	-0.6%	-2.9%	-2.9%	1.2%	-2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	4.1%	10.3%	-0.6%	-2.0%	2.4%	6.1%	-7.9%	-1.5%	5.7%	-	-	-	16.4%

Figure for September 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter)

FX
The USD generally strengthened against the majors as heightened risk aversion saw a flight to quality on concerns about global economic stability. Risk aversion also saw the JPY gain +2.3% against the USD and rally +6.2% against the EUR to a two-year high. The EUR touched a one-year low of 1.3883 against the USD on growing expectations of a eurozone interest rate cut and problems at major European banks. Mounting weakness in the UK economy saw the GBP weaken to a 30-month low against the USD at 1.7448.

Energy
Crude oil prices closed lower for a third month in September, ending nearly -13% lower, its biggest monthly loss in over five years. The price closed at $100, despite a mid-month surge, which saw the October contract rally $16.37, the biggest one-day gain recorded on hopes the US government's rescue plan would spur an increase in energy demand. Natural gas finished lower in choppy trading, fluctuating between $7-$8 as analysts considered the extent of hurricane damage at facilities in the Gulf of Mexico.

Equity
Global indices closed sharply lower as developments in the financial sector saw investors liquidate positions. The S&P 500 fell to a four-year low and suffered its biggest one-day sell off since 1987 on September 29th to close down -9.0% on the month. Volatility, as measured by the VIX Index, jumped to a record high of 46.72. European indices also closed significantly lower on the month, with the FTSE declining -13%, the CAC losing -10% and the DAX closing -9.2% lower. In Asia the Nikkei 225 fell -13.9% and the Hang Seng lost -15.3%.

Financials
Bond prices finished little changed in September but price activity was extremely volatile as risk aversion levels fluctuated. Short-term rates also traded in volatile ranges as concerns around the banking sector and government intervention grew. The TED Spread, the difference between what the banks and the US Treasury pay to borrow for three months, widened to 3.59%, the most on record. Last month the difference was 1.10%.

Performance Analysis

(as at 30th September 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	152.8%	111.5%
Annualised ROR	12.6%	11.7%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.9%
Annualised Volatility	15.3%	14.4%
Volatility from Nov 2003	13.3%	13.3%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Continued overleaf...

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Agriculture and Metals

Gold prices initially fell as the USD strength dampened demand. However, prices rallied as the financial turmoil spurred safe-haven buying. Gold touched a high of $922 before finishing at $874. Base metals prices fell sharply with copper falling over -15%, its biggest monthly loss in 12 years, on expectations the global economic turmoil will reduce demand for raw materials. Corn and soybean prices also declined on expectations of lower demand. The price of both commodities has fallen -30% from their record highs earlier this summer, with the stronger USD dampening demand for the US crops.

Trading Style Analysis

Sixteen of the ACL Alternative's 20 managers were positive in September. Trendfollowing strategies provided the largest gains with short positions in equities and commodities producing profits as these markets trended strongly lower. Short-term traders also made money from volatility in equity, energy and metals markets. Specialist FX managers profited from the strength of the JPY against both the USD and EUR, while Value trading benefited from relative USD strength against a range of other major currencies. Macro managers profited across a wide range of markets, gaining from fixed income, equity and currency trading.

ACL Alternative Program USD Share Class A
Cumulative Return - December 00 to September 08*


Current Value of $1,000 invested in December 00 =
$2,528

** Figure for September 08 is estimated**

** The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*

Correlation Table

(Monthly Returns from December-2000 to September-2008)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.3	-0.2
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: September 08*


Cumulative Gross Trading P&L
Equity Indices
Currency - majors
Currency - emerging markets
Energy
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

**The above graph shows gross figures, excluding interest and fees.*

Fund Class	Inception Date	NAV	Bloomberg	Sedol
ACL Alternative Fund USD Share Class A	January 2002	211.46	ACLALTF BH	3122967
ACL Alternative Fund EUR Share Class A	July 2004	150.33	ACLALTE BH	N/A
ACL Alternative Fund GBP Share Class B	January 2006	135.46	ACLALTG BH	N/A
ACL Alternative Fund USD Share Class B	July 2006	128.04	ACLALTB BH	N/A

ACL Alternative Fund Limited
Daily asset value calculation
Summary

30-Sep-08

Submission of ACL Alternative Fund Ltd, file number 34999

Date	Unit Value
31-Aug-08	200.100
1-Sep-08	200.330
2-Sep-08	202.430
3-Sep-08	203.230
4-Sep-08	206.490
5-Sep-08	209.610
8-Sep-08	206.380
9-Sep-08	209.250
10-Sep-08	209.810
11-Sep-08	211.170
12-Sep-08	206.740
15-Sep-08	213.380
16-Sep-08	216.040
17-Sep-08	214.530
18-Sep-08	214.140
19-Sep-08	205.420
22-Sep-08	202.760
23-Sep-08	203.720
24-Sep-08	203.730
25-Sep-08	203.250
26-Sep-08	204.090
29-Sep-08	212.250
30-Sep-08	211.460

END